EXHIBIT 99.1

WeRide to Announce Second Quarter 2025 Financial Results on July 31, 2025

NEW YORK, July 16, 2025 (GLOBE NEWSWIRE) -- WeRide Inc. (“WeRide” or the “Company”) (Nasdaq: WRD), a global leader in autonomous driving technology, today announced that it plans to release its second quarter 2025 financial results before the U.S. market opens on July 31, 2025.

The Company’s management team will host an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, July 31, 2025 (or at 8:00 PM Beijing Time on Thursday, July 31, 2025). Details for the conference call are as follows:

Event Title:	WeRide Inc Second Quarter 2025 Earnings Call
Registration Link:	https://register-conf.media-server.com/register/BI47b984221bb74f7db1dcbd3748e8a875

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company's investor relations website at ir.weride.ai.

About WeRide
WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 30 cities across 10 countries. We are also the first and only technology company whose products have received autonomous driving permits in five markets: China, the UAE, Singapore, France, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named in Fortune Magazine's 2024 “The Future 50” list. For more information, please visit https://www.weride.ai.

Contacts
Investor inquiries: ir@weride.ai
Press inquiries: pr@weride.ai